FORM ATS-N Filing for CODA Markets, Inc. (February 2026)

Part Number	Item Number	Question	Answer
Part II	Item 6(b)	Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form? If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here. .	As background, CODA Markets has entered into a Master Services Agreement ("MSA") with Apex Fintech Solutions Inc.("AFS" or "Apex") pursuant to which AFS will provide certain hardware, software and data assistance with operating CODA, including assistance associated with the functionalities described throughout Part III below. Development and maintenance of each of the auction platforms (i.e., CODA MICRO and CODA FUSE) are examples of ongoing support provided by AFS to CODA. The following companies will be included in the MSA and provide the services detailed below to CODA Markets: - PICO Quantitative Trading, LLC ("PICO") and SpiderRock Gateway Technologies ("SpiderRock") provide market data to Apex which is integrated into the software provided by Apex to CODA. PICO is Apex's primary market data provider. SpiderRock is Apex's backup market data provider. CODA's usage of market data is discussed in detail in Part III, Item 23. ~~- QUODD Financial Information Services, Inc. ("QUODD") provides reference market data services to CODA. The reference data provided by QUODD is for individual Reg NMS stocks and includes capitalization, sector, consolidated volumes and official closing prices. QUODD data is received daily and in file form. CODA uses QUODD data historically and as an input for the market capitalization-based minimum quantity requirements, as discussed in Part III, Item 11 (c).~~ - NY5 (mentioned in Part I, Item 7 and Part III, Item 6(a)) is the data center where the CODA systems reside. Service and support teams provided by NY5 can, if needed, provide on-site support to the Apex hardware systems supporting the CODA ATS as directed by AFS. Service and support teams provided by the data centers do not have access to any confidential trading information. Merrill Broadcort, a division of BofA Securities Inc., provides clearing services to CODA Markets, CODA, and FLARE via a fully disclosed clearing agreement. FLARE is CODA's outbound router discussed throughout this Form and in detail in Part III, Item 16(b). CODA's clearing and settlement procedures are discussed in detail in Part III, Item 22.